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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                             Derycz Scientific, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    25007M101
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                                 (CUSIP Number)

                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
            6353 W. Sunset Boulevard, Suite 4006, Hollywood, CA 90028
                                 (323) 960-3800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   25007M101

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1.   Name of Reporting Persons I.R.S. Identification Nos. of above persons
     (entities only)

     Bristol Investment Fund, Ltd. (98-0335509)

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     Cash
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
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6.   Citizenship or Place of Organization

     Cayman Islands
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  NUMBER OF    7.   Sole Voting Power
   SHARES           2,650,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8.   Shared Voting Power
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON      9.   Sole Dispositive Power
    WITH:           2,650,000
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,650,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11)

     20.44%
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14.  Type of Reporting Person (See Instructions)

     CO
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

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the shares of common stock (the "Shares") of Derycz Scientific, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1524 Cloverfield Blvd., Suite E, Santa Monica, California 90404.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of all persons and entities and participants of Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands ("Bristol"). Bristol is referred to herein as the "Reporting Person."

Bristol is a privately held fund that invests primarily in publicly-traded growth companies through the purchase of various securities in private placement transactions. The address of Bristol's registered office is Caledonian Fund Services (Cayman) Limited, 69 Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware ("BCA"), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the shares held by Bristol.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Bristol purchased 2,650,000 Shares for approximately $675,000.00 in cash.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the securities for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by it from time to time in public or private transactions; (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise; (iii) take any other available course of action, or (iv) otherwise change its investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Person specifically reserves the right to change its intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to its course of action, the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Schedule 13D, Bristol owns 2,650,000 Shares, which represents approximately 20.44% of the Shares outstanding, based upon 12,961,830 Shares outstanding as of February 10, 2010 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on February 12, 2010.
         (b) Paul Kessler, as manager of the investment advisor to Bristol, has power to vote and dispose of the Shares owned by Bristol, but Mr. Kessler disclaims beneficial ownership of the Shares owned by Bristol.
         (c) The Reporting Person did not engage in any transactions in the Shares during the last sixty days.
         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler
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